SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE

 São Paulo, Brazil - June 15, 2004 - Tele Centro Oeste Celular Participações S.A. - "TCO" (NYSE:  TRO) (BOVESPA:  TCOC3 (common share), TCOC4 (preferred share)), a company that does business under VIVO brand, today discloses details regarding the next stages of the corporate restructuring transaction disclosed on last May 14, involving the cellular telephone companies that operate in the Midwest region of Brazil, namely  Tele Centro Oeste Celular Participações S.A. ("TCO") and its controlled companies Telegoiás Celular S.A., Telems Celular S.A.; Telemat Celular S.A.; Teleacre Celular S.A. and Teleron Celular S.A. (collectively, "TCO Operators"). These stages shall comprise the transfer of part of the premium paid to the TCO Operators upon the acquisition of TCO and the final merger of the TCO Operators' shares into TCO, in such a manner that said operators will become TCO's wholly-owned subsidiaries. As previously disclosed, the premium transfer shall not adversely affect TCO's and TCO Operators' profits and the merger of TCO Operators' shares shall allow the minority shareholders thereof to become holders of shares in TCO, which shares are listed at the Bovespa (São Paulo Stock Exchange) and included in the IBOVESPA index. The transaction shall result in a simplified corporate structure with lower administrative costs and enhanced benefits for its shareholders.

Tele Centro Oeste  Celular Participações S.A
Luis André Carpintero Blanco
Investor Relations Officer

IR Office:

Ronald Aitken
e-mail: ronald.aitken@vivo.com.br
telefone: (5511) 5105 1172
website: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: June 24, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.